William P. O’Neill	555 Eleventh Street, N.W., Suite 1000
202) 637-2275	Washington, D.C. 20004-1304
www.william.o’neill.com	Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

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January 10, 2014	Chicago	Paris
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Milan

File No. 031297-0061

Re:	The New Online Company
Registration Statement on Form 10
Filed November 22, 2013
File No. 001-36219

Dear Mr. Spirgel:

The New Online Company (the “Company” or “we”) has filed Amendment No. 3 to the above-referenced Registration Statement on Form 10 (the “Form 10”) following a telephonic conversation with Ivette Leon, Assistant Chief Accountant, and Kathryn Jacobson, Staff Accountant, on January 9, 2014.  The Company has added three paragraphs to Exhibit 99.1 to the Form 10 (Information Statement of the New Online Company) under the heading “Business – Background and Business Model”.  In connection with all communications with and comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10, and the Company’s responses thereto, the Company acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission,

•            the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and

•            the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.”

Please feel free to contact me at (202) 637-2275 as outside counsel to the Company, or Sean N. Markowitz, General Counsel and Corporate Secretary of the Company at (972) 581-2046, with any questions you have regarding Amendment No. 3 to the Form 10.

Very respectfully,

/s/ William P. O’Neill

William P. O’Neill
of LATHAM & WATKINS LLP

cc:                                Kate Buekenkamp, Attorney Advisor

Ivette Leon, Assistant Chief Accountant

Kathryn Jacobson, Staff Accountant

Neil H. Nguyen, CEO, The New Online Company

Craig Holmes, CFO, The New Online Company

Sean N. Markowitz, Esq.